UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             SUPERIOR SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

       Common Stock, $.01 par value (including the associated Common Stock
                                Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868316 10 0
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Tate
                              1115 N. Edison Street
                           Milwaukee, Wisconsin 53202
                                 (414) 479-7800
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 16, 1999
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph P. Tate
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]

========== =====================================================================
  3        SEC USE ONLY

========== =====================================================================
  4        SOURCE OF FUNDS*
           OO -N/A

========== =====================================================================
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF
                                      -0- (See Item 5)
          SHARES            ========= ==========================================
                               8      SHARED VOTING POWER
       BENEFICIALLY
                                      -0-
         OWNED BY           ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
           EACH
                                      -0- (See Item 5)
        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON
                                      -0-
           WITH

=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0- (See Item 5)

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                  |X|

            N/A
=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0% (See Item 5)

=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            IN

=========== ====================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

         The following is the first and final amendment (the "Final Amendment") to the Schedule 13D filed by the Reporting Person, Mr. Jospeh P. Tate, with the Securities and Exchange Commission on June 11, 1999 (the "Original Statement").

Item 4.  Purpose of Transaction:

         Item 4 of the Original Statement is amended as follows: As previously announced by the Company, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") dated June 11, 1999 with
         Vivendi, a societe anonyme organized under the laws of France ("Parent"), and Onyx Solid Waste Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has completed a tender offer for the outstanding shares of Common Stock of the Company. Concurrently with the execution of the Merger Agreement, Mr. Tate entered into a Shareholder Tender Agreement with Parent and Purchaser (the "Shareholder Tender Agreement") pursuant to which Mr. Tate tendered shares of the Common Stock beneficially owned by him to Purchaser and on July 16, 1999 Purchaser accepted such shares.

         Pursuant to the Merger Agreement, on July 16, 1999, the date when Purchaser accepted all tendered shares of Common Stock of the Company, each outstanding option to purchase shares of the Company Common Stock held by Mr. Tate, whether or not exercisable, was cancelled and in consideration of such cancellation the Company paid Mr. Tate an amount in respect thereof equal to the product of (i) the excess of $27.00 over the exercise price per share of the Common Stock underlying each option and (ii) the number of shares previously subject thereto. Accordingly, Mr. Tate no longer beneficially owns any shares of the Company Common Stock.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Statement is amended as follows:

         (a)      Mr. Tate has beneficial ownership of zero (0) shares of Common
                  Stock.

         (b)      Number of shares of Common Stock as to which Mr. Tate has:

                  (i)      sole power to vote or to direct the vote: 0

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv) shared power to dispose or to direct the disposition of: 0

         (c) Effective on July 16, 1999, Mr. Tate's previously tendered 2,500,660 shares of Common Stock beneficially owned by him were accepted and purchased by the Purchaser for $27.00 per share. In addition, pursuant to the terms of the Merger Agreement, Mr. Tate's outstanding options to purchase 107,795 shares of Common Stock were canceled and cashed out pursuant to which Mr. Tate received the product of (i) the difference between $27.00 per share and the exercise price per share of the Common Stock underlying each option and (ii) 107,795 which represents the number of shares in which Mr. Tate has options to purchase.

         (e)      Mr. Tate ceased to be a  beneficial  owner of any Common Stock
                  of  the   Company  on  July  16,  1999  as  a  result  of  the
                  transactions described in Item 5 (c) above.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 16, 1999



          /s/Joseph P. Tate
          ----------------------------------
          Joseph P. Tate